UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☑

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES
Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (THE MINATO BANK, LTD)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Yasushi Sakai
	Name:	Yasushi Sakai
	Title:	General Manager, Financial Accounting Dept.

Date: October 27, 2010

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecasts of
a Consolidated Subsidiary (THE MINATO BANK, LTD)
TOKYO, October 27, 2010 -— Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby announces that THE MINATO BANK, LTD, a consolidated subsidiary of SMFG, has revised its earnings forecasts for the fiscal year 2010, published on May 13, 2010 (see Appendix).

THE MINATO BANK, LTD
Revision of Earnings Forecasts for Fiscal Year 2010
KOBE, Japan, October 27, 2010 -— THE MINATO BANK, LTD (“the Bank”) announces a revision of its earnings forecasts for the six months ended September 30, 2010 and the fiscal year ending March 31, 2011, which were published on May 13, 2010.
1. Revision of Earnings Forecasts
 (1) Consolidated basis
   (a) Six months ended September 30, 2010
(Millions of yen, except percentages and per share amounts)

	Ordinary	Ordinary	Net income	Net income per
	income	profit		share (yen)
Previous forecast (A)	32,300	4,600	2,500	6.09
Revised forecast (B)	33,600	7,700	5,000	12.18
Change (B) — (A)	1,300	3,100	2,500	-
Percentage change(%)	4.0%	67.4%	100.0%	-
Results for the six months ended September 30, 2009	36,013	4,174	1,362	3.32

   (b) Fiscal year ending March 31, 2011
(Millions of yen, except percentages and per share amounts)

	Ordinary	Ordinary	Net income	Net income per
	income	profit		share (yen)
Previous forecast (A)	63,800	8,300	4,500	10.96
Revised forecast (B)	65,100	11,900	7,200	17.54
Change (B) — (A)	1,300	3,600	2,700	-
Percentage change(%)	2.0%	43.4%	60.0%	-
Results for the fiscal year ended March 31, 2010	71,001	8,977	3,583	8.73

 (2) Non-consolidated basis
   (a) Six months ended September 30, 2010
(Millions of yen, except percentages and per share amounts)

	Ordinary	Ordinary	Net income	Net income per
	income	profit		share (yen)
Previous forecast (A)	29,700	4,300	2,500	6.09
Revised forecast (B)	30,700	6,900	4,600	11.21
Change (B) — (A)	1,000	2,600	2,100	-
Percentage change(%)	3.4%	60.5%	84.0%	-
Results for the six months ended September 30, 2009	33,608	4,257	1,435	3.50

   (b) Fiscal year ending March 31, 2011
(Millions of yen, except percentages and per share amounts)

	Ordinary	Ordinary	Net income	Net income per
	income	profit		share
Previous forecast (A)	58,900	7,800	4,500	10.96
Revised forecast (B)	59,700	10,800	6,800	16.57
Change (B) — (A)	800	3,000	2,300	-
Percentage change(%)	1.4%	38.5%	51.1%	-
Results for the fiscal year ended March 31, 2009	65,801	8,587	3,458	8.43

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2. Reason for the revision
 (1) Non-consolidated basis
   (a) Six months ended September 30, 2010
The Bank expects Ordinary income to be higher than the previous forecasts due mainly to better-than-expected earnings in fees and commissions and gains on sales of bonds. Also, the Bank expects Ordinary profit and Net income to be higher than the previous forecasts due mainly to better-than-expected reduction in expenses and in total credit cost.
   (b) Fiscal year ending March 31, 2011
Earnings forecast for the full year has been revised according to the factors mentioned above.
 (2) Consolidated basis
Consolidated earnings forecasts has been revised due to better-than-expected reduction in total credit cost of the subsidiaries in addition to the revision of the non-consolidated earnings forecasts.
This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and matters.

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